FRANKLIN TEMPLETON INVESTMENTS
                             One Franklin Parkway
                       San Mateo, California 94403-1906


November 30, 2006


Filed via EDGAR (CIK #0000083293)
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:   FRANKLIN GOLD AND PRECIOUS METALS FUND (Registrant)
      File Nos. 002-30761 and 811-01700

Ladies and Gentlemen:

On behalf of above-referenced Registrant and pursuant to Rule 477 under the Securities Act of 1933, as amended (1933 Act), we desire to withdraw, and hereby request that the Commission withdraw, Post Effective Amendment No. 58 the Registrant's Registration Statement on Form N-1A, (the Amendment). The Amendment was filed with the Commission on November 27, 2006 pursuant to Rule 485(b) under 1933 Act, in order to bring the financial statements and other information up to date as required by the federal securities laws, and to make certain other non-material changes deemed appropriate

The Registrant believes that withdrawal of the Amendment would be consistent with the public interest and the protection of investors since: 1) the filing inadvertently did not include the appropriate Statement of Additional Information; and 3) because the filing has not yet become effective.

If you have any questions, please contact David P. Goss at (650) 312-5824.

Sincerely,

FRANKLIN GOLD AND PRECIOUS METALS FUND



/s/ David P. Goss
Senior Associate General Counsel

DPG/jg